

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

Commission file Number 1-655

Title of the Plan -

MAYTAG CORPORATION
SALARY SAVINGS PLAN

Name and Address of the Issuer of the Securities
Held Pursuant to the Plan -

MAYTAG CORPORATION
403 WEST FOURTH STREET NORTH
NEWTON, IOWA 50208



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

Commission file Number 1-655

Title of the Plan -

THE HOOVER COMPANY
RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES

Name and Address of the Issuer of the Securities
Held Pursuant to the Plan -

MAYTAG CORPORATION
403 WEST FOURTH STREET NORTH
NEWTON, IOWA 50208


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C.
187
SECTION

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOOVER COMPANY RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES
(Name of Plan)

Date: June 28, 2003

Ralph F. Hake
Chairman of the Board & Chief Executive Officer

Certification Pursuant to Section 1350 of Chapter 63
Of Title 18 of the United States Code

I, Ralph F. Hake, the Chief Executive Officer of the Maytag Corporation certify that (i) the Form 11-K for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the foregoing report fairly presents, in all material respects, the financial condition and results of operations of The Hoover Company Retirement Savings Plan for Hourly-Rated Employees.

Ralph F. Hake, Chief Executive Officer

June 27, 2003
Date

Certification Pursuant to Section 1350 of Chapter 63
Of Title 18 of the United States Code

I, Steven H. Wood, the Chief Financial Officer of the Maytag Corporation certify that (i) the Form 11-K for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the foregoing report fairly presents, in all material respects, the financial condition and results of operations of The Hoover Company Retirement Savings Plan for Hourly-Rated Employees.

Steven H. Wood, Chief Financial Officer

June 27, 2003
Date


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2003
WASH. D.C.
187
SECTION

Financial Statements

Maytag Corporation Salary Savings Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Employer Identification #42-0401785
Plan #033

Maytag Corporation Salary Savings Plan

Financial Statements

Years ended December 31, 2002 and 2001

Contents



Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

ERISA Executive Committee
Maytag Corporation

We have audited the accompanying statements of assets available for benefits of the Maytag Corporation Salary Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

June 6, 2003

Maytag Corporation Salary Savings Plan

Statements of Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investment in Maytag Corporation Savings Plan Master Trust	**$280,137,263**	$272,466,322
Employee contributions receivable	**2,462,535**	1,781,827
Assets available for benefits	**$282,599,798**	$274,248,149

See notes to financial statements.

EIN 42-0401785
Plan #033

Maytag Corporation Salary Savings Plan

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2002 and 2001

Assets available for benefits at December 31, 2000	$281,083,436
Allocation of Maytag Corporation Savings Plan Master Trust activity:	
Net investment loss	(12,120,996)
Employee contributions	26,568,467
Benefit and withdrawal payments	(21,434,639)
Transfer from other plan	151,881
Net decrease	(6,835,287)
Assets available for benefits at December 31, 2001	274,248,149
Allocation of Maytag Corporation Savings Plan Master Trust activity:	
Net investment loss	**(34,626,227)**
Employee contributions	**31,664,371**
Benefit and withdrawal payments	**(26,111,283)**
Transfer from other plan	**50,975,881**
Transfer to other plan	**(13,554,914)**
Other	**3,821**
Net increase	**8,351,649**
Assets available for benefits at December 31, 2002	**$282,599,798**

See notes to financial statements.

EIN 42-0401785
Plan #033

Maytag Corporation Salary Savings Plan

Notes to Financial Statements

Years ended December 31, 2002 and 2001

1. Description of the Plan

The following description of the Maytag Corporation Salary Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined-contribution plan designed to provide eligible employees an incentive to accumulate capital for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2001, the hourly employees of Maytag Corporation's (Company) Herrin Laundry Products division employed on or before June 10, 2000, who made a one-time election to participate in the Plan and hourly employees hired after June 11, 2000, became participants in the Plan.

Effective December 21, 2001, employees at Maytag's G.S. Blodgett (Blodgett) subsidiary were no longer permitted to contribute to the Plan due to the sale of the Blodgett division in December 2001. All affected participant balances were transferred from the Plan during June 2002.

On August 1, 2001, Maytag acquired the major appliances and commercial microwave oven businesses of Amana Appliances (Amana). Effective January 1, 2002, Maytag employees that were formerly eligible to participate in the Goodman/Amana 401(k) Plan and the Amana Company L.P. 401(k) Plan for Specified Hourly Payroll Employees became eligible to participate in the Plan. Assets transferred into the Plan on February 1, 2002 for all participants of the aforementioned plans who were employed by the Company subsequent to the purchase of Amana on August 1, 2001.

1. Description of the Plan (continued)

Participation

Substantially all individuals employed domestically by the Company on a full-time salaried or hourly basis who are not covered by a collective bargaining agreement are eligible to participate in the Plan. Additionally, employees covered by a collective bargaining agreement providing for participation in the Plan are eligible to participate in the Plan. Employees become eligible to participate in the Plan on the first day of the month following the first full month of employment, or the completion of any probationary period if the probationary period is later.

Contributions

Each year, participants may contribute up to 16% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. The Company's matching contributions are made to the Maytag Corporation Employee Stock Ownership Plan (ESOP). All participants in the Plan are automatically enrolled in the ESOP. The matching contributions are credited to the participant's ESOP accounts in shares of Maytag Corporation common stock having a fair value equal to 50% of the first 6% of pretax annual compensation that a participant contributes to the Plan.

Effective July 1, 2002, participants age 50 or older are eligible to make pre-tax catch-up contributions as allowed under The Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant contributions were allocated among the investment funds in multiples of 10%, effective for the first pay period on or after July 1, 2002, allocations among the investment funds are made in multiples of 5%, in accordance with the participant's election, and may be changed daily for all funds other than the Maytag Stock Fund, which may be changed weekly.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of Plan earnings (losses). Earnings (losses) of the Plan are allocated to participant accounts based on the percentage of each participant's account to the total in the applicable investment fund at the time of the earnings (losses) recognition. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

1. Description of the Plan (continued)

Loans

Effective August 1, 2001, all eligible members and beneficiaries are permitted to borrow from their accounts. Participants are permitted to borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan terms range from up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 1% greater than the prime rate. Principal and interest is paid ratably through payroll deductions.

Vesting

Participants are immediately and fully vested in their contributions and the Company match to the ESOP, together with earnings, if any, thereon.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of their account or monthly installments over a 10-year period if the participant is over 62 years of age. If their account value is greater than $5,000, participants may leave their account in the Plan until age 70 1/2, at which time they will select the method of payment as described above. Withdrawals are not permitted except for hardship withdrawals (as defined) per the Plan document or until the participant has attained age 59 1/2 and satisfied certain criteria (as defined) per the Plan document.

Administrative Expenses

Certain administrative expenses of the Plan (primarily trustee fees, salaries, and legal fees) have been absorbed by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions to the ESOP at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive the balance in their account as of the termination date.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments Held by Master Trust

The Plan is a participant in The Maytag Corporation Savings Plan Master Trust (Trust). The Plan's investment in the Trust is stated at the Plan's equity in the net assets of the Trust at December 31. The Plan records its equity in the net investment income, including net appreciation or depreciation, of the Trust based on the Plan's proportionate equity in the net assets of the Trust prior to such allocation. Fidelity Investments (Trustee) is the custodian of the Trust's investments.

Valuation of Investments

Investment in the Company's common stock is stated at fair value based on the last reported sales price from trading on the New York Stock Exchange on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Synthetic guaranteed insurance contracts (SGICs) are stated at contract value, which approximates fair value. Contract value represents initial contract value plus accrued interest. Interest is credited monthly to the SGICs based on the contract rates.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3. Master Trust Net Assets

Participants may elect to invest their contributions in 18 available investment funds managed by Fidelity Investments.

3. Master Trust Net Assets (continued)

The assets of the Plan are commingled with the assets of The Hoover Company Retirement Savings Plan for Hourly-Rated Employees under a Master Trust Agreement. The Trustee accounts for each plan's total assets separately but does not identify individual investments for each plan in the Trust. The following represents the net assets and net investment income of the Trust, as well as the Plan's share in the Trust, at December 31, 2002 and 2001, and for the years ended December 31, 2002 and 2001.

	Trust's Net Assets	
	December 31	
	2002	**2001**
Equity Income Fund	**$ 44,117,226**	$ 53,702,873
Income Accumulation Fund	**55,447,132**	56,606,455
Maytag Stock Fund	**23,733,875**	27,159,085
Magellan Fund	**81,091,732**	82,166,896
Intermediate Bond Fund	**16,380,625**	11,268,079
Retirement Money Market Fund	**16,821,765**	9,785,399
Government Securities Fund	**6,992,315**	3,639,458
Spartan U.S. Equity Index Fund	**15,925,821**	18,717,295
Small Cap Stock Fund	**10,881,216**	9,011,728
Diversified International Fund	**10,252,621**	9,264,998
Fidelity Freedom Income Fund	**166,773**	–
Fidelity Freedom 2000 Fund	**214,450**	–
Fidelity Freedom 2010 Fund	**6,506,224**	–
Fidelity Freedom 2020 Fund	**974,280**	–
Fidelity Freedom 2030 Fund	**409,150**	–
Fidelity Freedom 2040 Fund	**136,708**	–
T. Rowe Price New America Growth Fund	**2,217,230**	6,194,453
T. Rowe Price Equity Income Fund	**4,876,888**	6,419,119
Loan Fund	**6,689,590**	3,422,391
	$303,835,621	$297,358,229
Plan's interest in the Trust	**$280,137,263**	$272,466,322
Plan's percentage interest in the Trust's investments	**92.2%**	91.6%

Maytag Corporation Salary Savings Plan

Notes to Financial Statements (continued)

3. Master Trust Net Assets (continued)

	Shares Owned By Trust	
	December 31	
	2002	2001
Equity Income Fund	$ 1,112,106	$ 1,101,146
Income Accumulation Fund	55,447,132	56,606,455
Maytag Stock Fund	832,768	875,252
Magellan Fund	1,026,998	788,399
Intermediate Bond Fund	1,526,619	1,091,868
Retirement Money Market Fund	16,821,765	9,785,399
Government Securities Fund	667,206	365,041
Spartan U.S. Equity Index Fund	511,262	460,563
Small Cap Stock Fund	818,137	536,412
Diversified International Fund	597,472	485,587
Fidelity Freedom Income Fund	15,733	–
Fidelity Freedom 2000 Fund	19,478	–
Fidelity Freedom 2010 Fund	568,726	–
Fidelity Freedom 2020 Fund	91,568	–
Fidelity Freedom 2030 Fund	39,956	–
Fidelity Freedom 2040 Fund	23,329	–
T. Rowe Price New America Growth Fund	100,509	200,663
T. Rowe Price Equity Income Fund	246,432	271,422

As of December 31, 2002 and 2001, the Plan had entered into two and six, respectively, synthetic guaranteed investment contracts. The purpose of these contracts is to protect the marketable security portfolio within the Income Accumulation Fund from losses due to market fluctuations. The average yield for this fund was 5.06% and 5.82% in 2002 and 2001, respectively. The portfolio's blended crediting interest rate was 4.61% and 5.39% at December 31, 2002 and 2001, respectively.

3. Master Trust Net Assets (continued)

The Income Accumulation Fund consists of the following:

Issuer	Contract Due Date	Crediting Interest Rate at December 31 2002	Crediting Interest Rate at December 31 2001	Contract Value December 31 2002	Contract Value December 31 2001
State Street Bank	03/25/02	–%	6.80%	$ –	$ 182,881
Union Bank of Switzerland	06/17/02	–	6.64	–	2,507,202
Chase Manhattan Bank	02/15/02	–	6.51	–	58,854
	05/15/03	**4.97**	4.97	**2,012,836**	2,031,274
	11/17/03	**4.82**	4.82	**2,041,657**	2,070,136
Morgan Guaranty	05/28/02	–	5.89	–	444,850
Fidelity Investments Short-Term Investment Fund				**51,392,639**	49,311,258
Total Income Accumulation Fund				**$55,447,132**	$56,606,455

The SGICs are stated at contract value which approximates fair value; the value of the wrappers was approximately $87,600 and $162,000 at December 31, 2002 and December 31, 2001, respectively.

3. Master Trust Net Assets (continued)

	Year ended December 31	
	2002	**2001**
Net investment (loss) income:		
Interest and dividend income	**$ 7,350,816**	$ 8,959,431
Net realized and unrealized depreciation in the fair value of investments	**(45,171,984)**	(22,359,145)
Net investment loss	**$(37,821,168)**	$(13,399,714)
Plan's share of net investment loss	**$(34,626,227)**	$(12,120,996)
Plan's percentage of Trust's net investment loss	**91.6%**	90.5%

The net realized and unrealized depreciation in the fair value of investments is derived from mutual fund investments, except for the Maytag Stock Fund, which invests solely in Maytag Corporation stock that experienced appreciation of fair value of $343,304 and depreciation of $915,873 in 2002 and 2001, respectively.

4. Transactions With Related Parties

The Plan received dividends from the Company of $518,149 and $575,128 during the years ended December 31, 2002 and 2001, respectively.

5. Income Tax Status

The Internal Revenue Service ruled September 6, 1996, that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. The plan has been amended and restated since the date of the tax determination letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The ERISA Executive Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. Subsequent Events

Beginning on the dates shown, the following groups are eligible for a higher matching of 100% on the first 3% of pay and 50% on the next 2% of pay.

1. Employees hired or rehired on or after January 1, 2003, as a salaried employee or an hourly employee at Jackson, TN, Cleveland, TN, Milan, TN, Dixie-Narco, Searcy, AR, Florence, SC, or at a regional distribution center for Maytag Appliances effective upon their participation in the plan.

2. Active employees of the above groups electing the enhanced 401(k) match effective July 1, 2003.

3. Jade and El Paso hourly employees effective July 1, 2003.